EXHIBIT 99.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of UTi Worldwide Inc. (the “Company”) does hereby certify, to his knowledge, that:

The Annual Report on Form 20-F for the fiscal year ended January 31, 2003 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Lawrence R. Samuels Name: Lawrence R. Samuels Title: Chief Financial Officer

Date: May 2, 2003

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.